Wing Yip Food Holdings Group Limited

June 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed May 17, 2024
File No. 333-277694

Ladies and Gentlemen:

This letter is in response to the letter dated May 23, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No.2 to Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure that two ADSs represent three of your ordinary shares. Please clarify if investors can purchase odd numbers of ADSs, and whether purchasing an odd number of ADSs will represent fractional ordinary shares. If so, please describe the material aspects of such fractional shares.

In response to the Staff’s comments, we respectively advise the Staff that we have revised the ratio of ADSs to ordinary shares in Amendment No. 2, so that: one ADS represents one ordinary share. Therefore, there will not be issuance of fractional shares.

Use of Proceeds, page 48

2. You estimate that you will receive net proceeds from this offering after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by you, of approximately US$10.46 million if the underwriters do not exercise their over-allotment option, and US$12.03 million if the underwriters exercise their over-allotment option in full. However, it appears that you have only deducted the estimated underwriting discounts from gross proceeds. Please revise your disclosure to resolve this inconsistency. Please also revise your capitalization table on page 51 to reflect the appropriate net proceeds included in cash and cash equivalents in the “As adjusted (Over-allotment option not exercised)” and “As adjusted (Over-allotment option exercised in full)” columns.

In response to the Staff’s comments, we revised our disclosure in Amendment No. 2 on pages 48 and 51.

Exhibits

3. We note your legal opinion filed as exhibit 5.1 opines as to the legality of ordinary shares issuable upon exercise of the representative's warrants in the form of American Depositary Shares. If you are still offering representative's warrants, please restore the disclosure throughout regarding representative's warrants.

In response to the Staff’s comments, we have refiled exhibit 5.1 in Amendment No. 2 to remove representative’s warrants.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC